

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

C. Michael Petters
President and Chief Executive Officer
New Ships, Inc.
1840 Century Park East
Los Angeles, CA 90067

> **Re: New Ships, Inc.**
> **Form 10-12B**
> **Filed October 15, 2010**
> **File No. 001-34910**

Dear Mr. Petters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared our comments. In this regard, we note that on page 13 and elsewhere in the information statement, as a condition to

completion of the spin-off, you state that the SEC shall have "declared effective" the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification.

2.   Please refile Exhibits 10.11, 10.12 and 10.13 to include conformed signatures on the signature pages. Please also confirm that you have filed all exhibits and schedules to these agreements.

Exhibit 99.1

Cover Page of Information Statement

3.   Please state the approximate date on which the information statement is first sent or given to security holders.

Summary, page 1

4.   Please shorten your "Summary" to eliminate redundancy. The charts and much of the disclosure on pages 2-6, for example, also appear on pages 78-82.

5.   Refer to the first paragraph of the "Our Company" section. Please provide us with quantifiable support for all the assertions in this paragraph, such as, for example, that you provide "more ships, in more ship types and classes" than any other U.S. naval shipbuilder and are the "sole" builder of various ships.

6.   Please revise here and throughout your filing to eliminate qualitative, unsubstantiatable language. We note, for example, the terms "state-of-the-art," "unique," "broad," "experienced," "significant," "robust," "first-in-class," "world-class" and "dedicated and qualified." Please revise or advise.

7.   Refer to the third paragraph of the "Our Company" section. Please disclose that you plan to close your Avondale facility in 2013.

Newport News, page 1

8.   Please define NGSB upon first use of the term. Please also define ICGS when it first appears on page 33 and revise the remainder of the document accordingly.

Our Strategy, page 6

9.   Please revise to specify how you intend to strengthen and protect your market position and execute well on contracts. General terms such as "align our

business," "improve performance" and "streamline our operations and footprint" do not suffice.

The Spin-Off, page 6

Overview, page 6

10. Please revise to disclose here that New Ships, in connection with the spin-off, will incur debt to fund a cash transfer to NGSC and will enter into a revolving credit facility. Disclose the amounts of this new debt when known.

Questions and Answers About the Spin-Off, page 7

Why is the separation of New Ships structured as a spin off?, page 7

11. Please specify in more detail how the spin-off will "improve flexibility," "benefit both Northrop Grumman and the shipbuilding business" and "create long-term value for stockholders of both Northrop Grumman and New Ships."

12. Refer to the October 15, 2010 Northrop Grumman news release regarding the possible spin-off of its shipbuilding business. Please revise this question and answer to address the statement that Northrop Grumman is exploring various alternatives, including a sale of the unit. Please discuss why you have elected a spin-off rather than the various alternatives.

How will fractional shares be treated in the spin-off?, page 8

13. Please advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of Northrop Grumman or New Ships.

What indebtedness will New Ships have following the spin-off?, page 9

14. Please disclose the amount of the New Ships Debt that will be used for general corporate purposes and the amount that will be used for the cash transfer to NGSC. Please also quantify all indebtedness referenced in this question and answer.

15. Please revise to include a separate question and answer to disclose the material terms of the Contribution, including the business purpose of the transaction.

16.   Please define and briefly provide the terms of the GO Zone IRBs.

17.   Please discuss in greater detail the "guarantees related to New Ships indebtedness" that were formerly Northrop Grumman indebtedness and how they will be treated in the spin-off. To the extent material, please add risk factor disclosure addressing the fact that Northrop Grumman will no longer be providing guarantees of this indebtedness.

Risk Factors, page 21

18.   Please delete the last sentence of the first paragraph. Your risk factors section should only reference material risks known to you and not those that you do not anticipate or do not consider significant.

19.   Please revise the risk factors section to eliminate language that tends to mitigate the risk. For example, please avoid statements that you do not believe the resolution of a particular matter will have a material adverse effect on your business, financial condition or results of operations.

Our results of operations depend on the award of new contracts, page 23

20.   We note your statement that the President's 2011 budget request proposes reductions to certain programs in which you participate or expect to compete. Please briefly disclose the names of these programs and the amount of the proposed reductions.

21.   Please revise to disclose the "recent quality issues" raised by the U.S. navy regarding the LPD-17 ships. Specifically address the press reports that the Department of Defense recently declared that the *San Antonio*-class would not be effective in combat and could not operate reliably after being hit or advise.

Competition within our markets and an increase in bid protests, page 25

22.   Please revise to disclose the amount that shipbuilding activity has been reduced over the past decade.

We may not realize the anticipated benefits related to the wind down, page 27

23.   Please estimate the substantial restructuring and facilities shutdown-related costs and asset write-downs related to the wind down of your operations at Avondale or advise.

Our actual results may differ materially from the business trends, page 33

24.   This risk factor appears to present risks that could apply to any issuer or any offering. Please revise or eliminate.

We expect to incur new indebtedness upon consummation of the spin-off, page 34

25.   Please revise to disclose that you intend to enter into a credit facility.

Reasons for the Spin-Off, page 41

26.   Please briefly disclose the "different financial and operating characteristics" that the shipbuilding business has and the "inherently different strategies" that are required to maximize the long-term value of the shipbuilding business, as opposed to the other businesses. Please also disclose why the current structure is not the "most effective" to "design and implement the distinct strategies" necessary to maximize long-term value.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

27.   Please revise the introductory paragraph and the notes to the pro forma condensed consolidated financial statements to disclose the nature and significant terms of the Contribution transaction.

28.   We note from pages 125 to 126 that as part of the spin-off you will be entering into several agreements with Northrop Grumman such as the Employee Matters Agreement, Tax Sharing Agreement, and Transition Services Agreement. Please revise the pro forma financial statements to include any appropriate adjustments as a result of these agreements. For example, after the spin-off it appears you will have a recurring expense under the Transition Services agreement. Please revise to include a pro forma adjustment for the expense that would have been recorded for the six months ended June 30, 2010 and the year ended December 31, 2009, if you had completed the spin-off as of January 1, 2009.

29.   We note from your disclosure on page 36 that you expect to incur additional annual expenses related to becoming a public entity and following the reporting requirements of the SEC, including additional directors and officers liability insurance, directors fees, transfer agent fees, increased salary expenses for the hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and other related expenses. Please revise to include a pro forma adjustment for the estimate of this incremental expense.

30.   Please tell us the nature and terms of any new compensation contracts with management as a result of the spin-off. If there are new compensation contracts that are directly a result of the separation from Northrop Grumman, please revise your pro forma financial statements to include disclosure of the contractual terms of the contracts and the applicable pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Footnote B, page 58

31.   We note your disclosure that this adjustment to interest expense reflects New Ships' issuance of debt in 2010 as described in Note C below. Please revise this footnote to include disclosure of the interest rate used to calculate the amount of the pro forma adjustment to interest expense.

Footnote C, page 58

32.   Please revise to include disclosure of the significant terms of the New Ships Debt such as total amounts, maturity dates and interest rates. Also, please disclose how you will account for any costs and expenses related to obtaining the new debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

33.   We note the discussion on pages 125 through 127 regarding the terms of the various agreements to be entered into with Northrop Grumman in connection with the spin-off transaction. Please revise MD&A and the notes to the Company's financial statements to disclose the nature and significant terms of each of these agreements as required by ASC 850-10-50-1. In addition, please revise MD&A to discuss the expected impact of these agreements on the Company's financial condition and results of operations in future periods.

Consolidated Operating Results, page 61

34.   We note your disclosure that one reason for the decrease in interest expense for the six months ended June 30, 2010 and also for the year ended December 31, 2009, was higher capitalized interest in those periods. Please tell us, and revise the notes to the financial statements to disclose your policy for capitalizing interest. Also, please disclose the amount of interest capitalized for each period in which an income statement is presented. See guidance in ASC 835-20-50-1.

Net Cash (Used In) Provided by Operating Activities, page 66

35.   We note your disclosure that the decrease in net cash used in operating activities for the six months ended June 30, 2010 was driven primarily by unfavorable contract billing adjustments. Please tell us the nature of these contract billing adjustments and explain to us how they were accounted for in the Company's financial statements. Also, please explain in detail the nature and timing of the events and circumstances that gave rise to the contract billing adjustments.

Liquidity and Capital Resources, page 69

36.   We note from your disclosure elsewhere in the filing that you expect to have new indebtedness upon completion of the spin-off. Please revise the liquidity section of MD&A to disclose the amount of the expected borrowings and the expected terms of these new borrowing arrangements, such as expected interest rates, payment terms and maturity dates.

37.   Please revise to discuss the effect on your liquidity of the tender for the industrial revenue bonds.

38.   You state on that you may borrow funds from Northrop Grumman to accommodate timing differences in cash flows. Please discuss any expectations regarding timing, terms and amount of any such borrowing. Please also reconcile this disclosure with the disclosure in the "Additional Capital" section on page 71.

Contractual Obligations, page 72

39.   According to your disclosure on page 128 and elsewhere, prior to the completion of the spin-off, New Ships will incur the New Ships Debt, the proceeds of which are expected to be used to fund the Contribution and for general corporate purposes, and will enter New Ships Revolving Credit Facility. However, no information has been provided with respect to New Ship's future contractual payment obligations including its long-term debt obligations. In this regard, we believe management should include a pro forma contractual obligations table to help an investor understand the nature, type and amounts of New Ship's long-term contractual obligations upon the separation of the Northrop Grumman Shipbuilding business into a separate independent company.

Competitive Strengths, page 84

40.   Please provide the Staff with quantifiable support for the assertions in the "We Have Unique Facilities and Broad Manufacturing Capabilities" section. Please also revise to briefly explain the "Composites Center of Excellence."

Execute well on all contracts, page 85

41.   Please disclose the "past operational issues."

Customers, page 90

42.   Please define "significant supplier" and quantify the number of DoD programs for which you are either a sole source or significant supplier.

Management, page 97

43.   Please revise to include the five-year employment history for Mr. Edenzon and Mr. Mulherin.

Executive Compensation, page 100

44.   Please disclose whether you anticipate entering into employment agreements with any of your named executive officers.

Certain Relationships and Related Party Transactions, page 125

45.   Please revise to provide the material terms of the Employee Matters Agreement, the Insurance Matters Agreement, and the Transition Services Agreement, including the "certain services" that will be provided.

46.   We note from your disclosure that the Separation and Distribution agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of your separation from Northrop Grumman and it will also provide for the settlement or extinguishment of certain liabilities and other obligations between New Ships and Northrop Grumman. Please tell us the nature and amount of any assets to be transferred or liabilities that will be assumed by New Ships as a result of the spin-off and the Separation and Distribution agreement that have not been recorded in the historical financial statements of New Ships as of June 30, 2010. Also, any liabilities that are currently recorded in the historical financial statements of New Ships that will be extinguished as part of the spin-off should be shown as a pro forma adjustment to the unaudited pro forma financial statements and described in the notes to the pro forma financial statements.

47.   Please disclose the material terms of the notes payable to Northrop Grumman.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2010

48.   Please ensure that changes made due to comments related to the audited
        financial statements for the year ended December 31, 2009 are made to the
        interim financial statements as applicable.

Note 7. Goodwill and Other Purchased Intangible Assets, page F-10

49.   We note from your disclosure that at June 30, 2010, the Gulf Coast segment
        had a goodwill allocation of $488 million. In light of the operating loss of the
        Gulf Coast segment in the six months ended June 30, 2010, as well as in the
        past two years, and the negative cash provided by operating activities of
        Northrop Grumman Shipbuilding, please tell us whether you performed an
        interim impairment analysis on the goodwill recorded in the Gulf Coast
        segment in the six months ended June 30, 2010. If not, please explain to us
        why you do not believe an interim impairment analysis was necessary
        pursuant to the guidance in ASC 350-20-35-30.

Note 16. Related Party Transactions and Parent Company Equity, page F-18

50.   We note your disclosure that the Northrop Grumman management and support
        services allocations totaled $70 million and $44 million for the six months
        ended June 30, 2010 and 2009, respectively. Please tell us, and revise your
        discussion in MD&A to explain the reason for the significant increase in this
        allocation between the six months ended June 30, 2009 and the six months
        ended June 30, 2010.

Audited Financial Statements for the Year Ended December 31, 2009

Balance Sheet, page F-24

51.   We note from your disclosure on page 9 and elsewhere that you will incur
        debt in an undisclosed amount from third parties, the proceeds of which are
        expected to fund a "contribution" to NGSC at or prior to the separation. We
        believe that this payment is analogous to a dividend paid to the owners at the
        time of the separation and as such, we believe that you should revise to
        present a pro forma balance sheet alongside the historical balance sheet,
        reflecting accrual of this planned distribution. See Staff Accounting Bulletin
        Topic 1.B.3.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-27

52.   We note your disclosure that the expense allocations for certain corporate
        functions historically provided to NGSB by Northrop Grumman are
        considered by management to be reasonable, but may not reflect the expense
        NGSB would have incurred as a stand-alone company. Since agreements with
        related parties are by definition not at arm's length, please disclose an
        estimate of what the expenses would have been on a stand-alone basis. If you
        do not believe the expenses would have been materially different, please tell
        us so and state this in Note 2. See Staff Accounting Bulletin Topic 1:B.1.

Note 8. Goodwill and Other Purchased Intangible Assets, page F-35

53.   We note your disclosure that the purchased intangible assets are all contract or
        program related intangible assets and they are being amortized on a straight-
        line basis over an aggregate weighted-average period of 40 years. Please tell
        us and revise Note 8 to explain in further detail the nature of these contract
        and program related intangible assets. Also, please tell us and revise Note 8 to
        explain why you believe the weighted average useful life of 40 years is
        appropriate. Your response and revised disclosures should explain why
        management believes these assets will continue to provide future cash flows
        for a period of 40 years.

Note 11. Business Arrangements, page F-39

54.   We note from the disclosure included in Note 11 that during July 2007, the
        Company and SAIC reorganized their joint venture by dividing AMSEC along
        customer and product lines. We also note from the disclosure included in Note
        11 that this reorganization was treated as a step acquisition for the acquisition
        of SAIC's interest in the AMSEC Business, with the company recognizing a
        pre-tax gain of $23 million in cost of service revenue for the effective sale of
        its interests in the Divested Businesses. Please tell us and explain in the notes
        to the Company's financial statements how the Company calculated or
        determined the $23 million gain recognized on the disposal of the Divested
        Businesses. As part of your response and your revised disclosure, please
        explain how you determined the fair value of any non-cash consideration
        received as part of the reorganization transaction.

Note 13. Commitments and Contingencies
Co-Operative Agreements, page F-40

55.   We note your disclosure that as of December 31, 2009, you have met all but
        one requirement under the agreement with the state of Louisiana and if you
        fail to meet the remaining commitment it could result in cash reimbursement
        of $39 million to Louisiana. Please tell us and revise your disclosure to
        indicate whether you expected to meet the remaining commitment at
        December 31, 2009, and to explain how you would account for the $39
        million cash reimbursement (i.e. would any expense/loss be recognized) if you
        do not meet the commitment.   Also, please tell us if the $51 million liability
        recorded subsequent to December 31, 2009 disclosed in Note 20 relates to this
        agreement with Louisiana and failure to meet the remaining commitment. If
        so, please tell us why you believe it was appropriate to record the liability
        during 2010 rather than as of December 31, 2009. As part of your response,
        please tell us the nature of any changes in facts and circumstances that
        occurred between December 31, 2009 and June 30, 2010.

Note 17. Stock Compensation Plans, page F-48

56.   We note that your stock compensation plans include both stock options and
        stock grants that have been made to employees of Northrop Grumman
        Shipbuilding. Please revise Note 17 to include disclosure of:
        - The number and weighted-average exercise prices for each of the
          following groups of share options: (a) those outstanding at the
          beginning of the year, (b) those outstanding at the end of the year, (c)
          those exercisable or convertible at the end of the year, and those (d)
          granted, (e) exercised or converted, (f) forfeited, or (g) expired during
          the year.
        - The number and weighted-average grant-date fair value of stock
          awards, for each of the following groups of equity instruments: (a)
          those nonvested at the beginning of the year, (b) those nonvested at the
          end of the year, and those (c) granted, (d) vested, or (e) forfeited
          during the year

Note 18. Related Party Transactions and Parent Company Equity, page F-50

57.   We note your disclosure that the management and support services allocations
        totaled $82 million, $95 million and $137 million for the years ended
        December 31, 2009, 2008 and 2007, respectively. Please tell us, and revise
        your disclosure in MD&A to explain the reasons why this allocation
        consistently decreased between 2007 and 2009.

Note 20. Subsequent Events

58.   We note from the disclosure in Note 20 that in July 2010, Northrop Grumman announced plans to consolidate NGSB's Gulf Coast operations by winding down the Avondale, Louisiana facility in 2013 after completing LPD-class ships current under construction and future LPD-class ships will be built in a single production line at the Company's Pascagoula, Mississippi facility. With regards to the planned winding down of operations of the Avondale facility, please tell us and revise the notes to the Company's financial statements to indicate whether the Company has conducted an updated impairment analysis with respect to the long-lived assets at this facility pursuant to the guidance outlined in ASC 360-10-35-21. If not, please explain why. Also, since it appears that this facility will now be used for a significantly shorter time frame than previously anticipated, please tell us and clarify in the notes to the Company's financial statements whether this anticipated wind down of operations at the facility had any resultant impact on the useful lives used to depreciate these long-lived assets. We may have further comment upon review of your response and your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
        Fax: (212) 351-6202